Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

POWER REIT (the “Company,” “we,” “us,” and “our”) has two classes of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which are: (i) our common shares of beneficial interest, par value $0.001 per share (“common shares”) and (ii) our 7.75% Series A Cumulative Redeemable Perpetual Preferred Stock, Liquidation Preference $25 per share (“Series A Preferred Stock”).

General

The following description of our common shares and our Series A Preferred Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to detailed provisions of our Declaration of Trust and By-laws governing the terms of these securities. These statements do not purport to be complete, or to give full effect to the provisions of applicable statutory and common law, and are subject to, and qualified in their entirety by reference to, the terms of Maryland law and our Declaration of Trust and By-Laws, copies of which are filed as exhibits to our Annual Report on Form 10-K/A for the fiscal year ended December 31. 2019, of which this Exhibit 4.1 is a part.

Pursuant to our Declaration of Trust, our authorized capital stock consists of 100,000,000 shares, classified as 99,825,000 shares of common stock, par value $0.001 per share and 175,000 shares of Series A Preferred Stock, par value $0.001 with a total of 144,636 shares of our Series A Preferred Stock issued and outstanding.

Description of Common Shares

General

Pursuant to our Declaration of Trust, the Board of Trustees may authorize, without approval of any shareholder, the issuance from time to time of shares of any class or series or securities or rights convertible into shares of any class or series for such consideration (whether in cash, property, past or future services, obligation for future payment or otherwise) as the Board of Trustees may deem advisable (or without consideration in the case of a share dividend or share split).

Except as may be provided by the Board of Trustees in setting the terms of any particular securities that we may issue, no holder of our common shares or other securities has any preemptive right to purchase or subscribe for any additional common shares or other securities.

Shares Outstanding

As of December 31, 2019, we had 1,872,939 common shares issued and outstanding, which shares are fully paid and non-assessable.

Voting Rights

Each holder of common shares is entitled to one vote for each share registered in such holder’s name on our books on all matters submitted to a vote of shareholders. The holders of our common shares do not have cumulative voting rights. As a result, the holders of common shares entitled to exercise more than 50% of the voting rights in an election of trustees can elect 100% of the trustees to be elected if they choose to do so. In such event, the holders of the remaining common shares voting for the election of trustees will not be able to elect any persons to our Board of Trustees. The company’s quorum requirements for the election of trustees and for other general matters submitted to a vote of shareholders, is 33% unless otherwise specified by statute or in our Governing Documents. Our trustees are elected to serve for one-year terms and are re-elected annually at the annual shareholders’ meeting.

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Dividend Rights

Holders of common shares are entitled to such dividends as our Board of Trustees may declare out of funds legally available therefore. Debt agreements or preferred stock agreements that we enter into may contain restrictions on certain payments by us, including dividends.

Liquidation Rights and Other Preferences

Subject to the prior rights of creditors and any preferred shares outstanding, the holders of the common shares are entitled in the event of liquidation, dissolution or winding up to share pro rata in the distribution of all remaining assets. There are no preemptive or conversion rights or redemption or sinking fund provisions in respect of the common shares.

Maryland Law permits a Maryland real estate investment trust to include in its declaration of trust a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active or deliberate dishonesty established in a judgment or other final adjudication to be material to the cause of action. Our Declaration of Trust contains a provision that limits the liability of our trustees and officers to the maximum extent permitted by Maryland law.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common shares is Broadridge Corporate Issuer Solutions, Inc.

Exchange Listing

Our common shares are listed on The NYSE American under the symbol “PW.”

Certain Restrictions on Size of Holdings and Transferability

In order to assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Internal Revenue Code of 1986, as amended (the “Code”), among other purposes, our Declaration of Trust provides that no person or entity may own, directly or indirectly, more than 9.9% in economic value of the aggregate of the outstanding common shares of Power REIT. However, our charter authorizes our Board of Trustees to exempt from time to time the ownership limits applicable to certain named individuals or entities. This provision or other provisions in our Declaration of Trust or By-laws, or provisions that we may adopt in the future, may limit the ability of our shareholders to sell their shares at a premium over then-current market prices by discouraging a third party from seeking to obtain control of us.

Our charter also prohibits any person from (1) beneficially or constructively owning shares of our capital stock that would result in our being “closely held” under Section 856(h) of the Code at any time during the taxable year, (2) transferring shares of our capital stock if such transfer would result in our stock being beneficially or constructively owned by fewer than 100 persons and (3) beneficially or constructively owning shares of our capital stock if such ownership would cause us otherwise to fail to qualify as a REIT.

Description of Preferred Stock

Our Board of Trustees has the power under our charter to classify and reclassify any unissued common shares into one or more classes or series of preferred stock, set the terms of each such class or series and authorize us to issue the newly classified or reclassified shares. Each such class or series of preferred stock will have such designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption as shall be determined by our Board of Trustees.

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In connection with the completion of the first sale of Series A Preferred Stock, our Board of Trustees reclassified and designated 175,000 shares of our common shares of beneficial interest as Series A Preferred Stock. In connection with the issuance of our Series A Preferred Stock, we filed with the Maryland State Department of Assessments and Taxation articles of amendment to give effect to supplementary articles reflecting this reclassification of common stock as Series A Preferred Stock and the terms of the Series A Preferred Stock. After giving effect to these supplementary articles, the authorized capital stock of the Company consists of 100,000,000 shares, classified as 99,825,000 shares of common stock, par value $0.001 per share and 175,000 shares of Series A Preferred Stock, par value $0.001 with a total of 144,636 shares of our Series A Preferred Stock issued and outstanding.

The outstanding shares of Series A Preferred Stock are fully paid and non-assessable. Additional shares of preferred stock may be issued in one or more series from time to time by our Board of Trustees, and the Board of Trustees is expressly authorized to fix the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of each series. Subject to the determination of our Board of Trustees, any shares of preferred stock that may be issued in the future would generally have preferences over our common stock with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of Power REIT.

Preferred stock may be issued independently or together with any other securities and may be attached to or separate from the securities. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our charter and bylaws setting forth the terms of a class or series of preferred stock. The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. Although our Board of Trustees does not have this intention at the present time, it or a duly authorized committee could establish another class or series of preferred stock, that could, depending on the terms of the series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for the common stock or otherwise be in the best interest of the holders thereof.

Description of Series A Preferred Stock

Shares Outstanding

As of December 31, 2019, we had 144,636 shares of Series A Preferred Stock issued and outstanding.

Ranking

The Series A Preferred Stock, as to dividend rights and rights upon our liquidation, dissolution or winding-up, rank:

●	senior to all classes or series of our common stock and to all other equity securities ranking junior to the Series A Preferred Stock with respect to dividend rights and rights upon our liquidation, dissolution or winding up;

●	equal to any class or series of equity securities ranking equal to the Series A Preferred Stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up; and

●	junior to any class or series of equity securities ranking senior to the Series A Preferred Stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up.

The term “equity securities” does not include convertible debt securities, which would rank senior to the Series A Preferred Stock prior to conversion (and whose ranking after conversion would depend on the specific terms of the post-conversion securities). In addition, the Series A Preferred Stock ranks junior to all our current and future indebtedness and the indebtedness of our subsidiaries.

Dividends

Holders of outstanding shares of the Series A Preferred Stock are entitled to receive, out of funds legally available for the payment of dividends, cumulative cash dividends in the amount of $1.9375 per share each year, which is equivalent to the rate of 7.75% of the $25.00 liquidation preference per share of Series A Preferred Stock per annum. Commencing June 15, 2014, dividends are payable quarterly in arrears for the preceding Dividend Period (as defined below) on the 15th day of March, June, September and December of each year or, if not a business day, the next succeeding business day, to all holders of record on the applicable record date. We refer to each such payment date as a “Dividend Payment Date,”, and “Dividend Period” means, with respect to a given Dividend Payment Date, the nearest preceding period among the following: March 1 to May 31, June 1 to August 31, September 1 to November 30 and December 1 to the last day of the next following February (other than the initial Dividend Period, which shall commence on the original issuance date of the Series A Preferred Stock held and end on and include May 31, 2014).

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Any dividend payable on Series A Preferred Stock, including any dividend payable for any partial dividend period (for example, any dividend payable in respect of shares that have been outstanding for only part of a dividend period), will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends are payable to holders of record of Series A Preferred Stock as they appear in the transfer agent’s records at the close of business on the applicable record date, which will be the date that our Board of Trustees designates as the record date for the payment of a dividend that is not more than 30 nor fewer than 10 days prior to the Dividend Payment Date, which date we refer to as a “Dividend Payment Record Date.”

Our Board of Trustees will not authorize, pay or set apart for payment by us any dividend on the Series A Preferred Stock at any time that:

●	the terms and conditions of any of our agreements, including any agreement relating to our indebtedness, prohibits such authorization, payment or setting apart for payment;

●	the terms and conditions of any of our agreements, including any agreement relating to our indebtedness, provides that such authorization, payment or setting apart for payment would constitute a breach of, or a default under, such agreement; or

●	the law restricts or prohibits such authorization, payment or setting apart for payment.

Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue whether or not:

●	any of the agreements or laws referred to above are applicable;

●	we have earnings;

●	there are funds legally available for the payment of such dividends; or

●	such dividends are declared by us.

Accrued but unpaid dividends on the Series A Preferred Stock will not bear additional interest.

We will not declare or pay or set aside for payment any dividends (other than a dividend paid in common stock or other shares ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) or declare or make any distribution of cash or other property on common stock or other shares that rank junior or equal to the Series A Preferred Stock as to dividends and upon liquidation or redeem or otherwise acquire common stock or other shares that rank junior or equal to the Series A Preferred Stock as to dividends and upon liquidation (except by conversion into or exchange for common stock or other shares ranking junior to the Series A Preferred Stock as to dividends and upon liquidation and except for the redemption of shares of our stock pursuant to the provisions of our charter relating to ownership limits and restrictions on transfer of our equity securities), unless we also have declared and either paid or set aside for payment full cumulative dividends on the Series A Preferred Stock for all past Dividend Periods.

If we do not declare and either pay or set aside for payment full cumulative dividends on the Series A Preferred Stock and all shares that rank equal, as to dividends, to the Series A Preferred Stock, the amount that we have declared will be allocated pro rata to the holders of Series A Preferred Stock and such other shares, so that the amount declared for each share of Series A Preferred Stock and for each such other share is proportionate to the accrued and unpaid dividends on such security. Any dividend payment made on the Series A Preferred Stock will first be credited against the earliest accrued but unpaid dividend due with respect to such securities that remains payable.

If, for any taxable year, we elect to designate as “capital gain dividends” (as defined in Section 857 of the Code) a portion, which we refer to as the Capital Gains Amount, of the dividends not in excess of our earnings and profits that are paid or made available for the year to the holders of all classes of shares, or the “Total Dividends”, then the portion of the Capital Gains Amount that will be allocable to the holders of Series A Preferred Stock will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid or made available to the holders of Series A Preferred Stock for the year and the denominator of which will be the Total Dividends.

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Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of Series A Preferred Stock will be entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends (whether or not declared) to, but not including, the date of payment, before any distribution or payment may be made to holders of common stock or any other class or series of our equity stock ranking, as to liquidation rights, junior to the Series A Preferred Stock. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all shares of each other class or series of stock ranking, as to liquidation rights, equal to the Series A Preferred Stock, then the holders of the Series A Preferred Stock and the shares of each such other class or series of stock ranking, as to liquidation rights, equal to the Series A Preferred Stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Holders of Series A Preferred Stock will be entitled to written notice of any voluntary or involuntary liquidation, dissolution or winding up at least 15 days before the payment date of such liquidating distribution. After payment to them of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of our remaining assets.

In determining whether any distribution (other than upon voluntary or involuntary dissolution), by dividend, redemption or other acquisition of shares of stock of the Company or otherwise, is permitted under applicable Maryland law, amounts that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the holders of the Series A Preferred Stock will not be added to the Company’s total liabilities.

Our consolidation or merger with or into any other person or entity or the sale, lease, transfer or conveyance of all or substantially all of our property or business will not be deemed to constitute our liquidation, dissolution or winding up.

Optional Redemption

The Series A Preferred Stock were optionally redeemable prior to February 28, 2019, except in the circumstances described in the next paragraph, or pursuant to the provisions of our charter relating to ownership limits and restrictions on transfer of our capital stock for the preservation of our qualification as a REIT for federal income tax purposes, under the circumstances described under “—Special Optional Redemption.”

Notwithstanding any other provision relating to redemption or repurchase of the Series A Preferred Stock, we may redeem any or all of the Series A Preferred Stock at any time, whether before, on or after February 28, 2019, at a redemption price of $25.00 per share plus all dividends accrued and unpaid (whether or not declared), if our Board of Trustees determines that such redemption is necessary to preserve our status as a REIT for federal income tax purposes.

On and after February 28, 2019, the Series A Preferred Stock may be redeemed at our option, in whole or in part, at any time and from time to time, for cash, at a redemption price of $25.00 per share plus all dividends accrued and unpaid (whether or not declared) on the Series A Preferred Stock to, but not including, the date of such redemption (unless the redemption date is after a record date for a Series A Preferred Stock declared dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in the redemption price), without interest, upon the giving of notice, as provided below.

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If less than all of the outstanding Series A Preferred Stock is to be redeemed, the shares to be redeemed will be determined pro rata, by lot or in such other equitable manner as prescribed by our Board of Trustees that will not result in a violation of the ownership limits and restrictions on transfer of our stock contained in our charter. If the redemption is to be by lot, and if as a result of the redemption any holder of Series A Preferred Stock would own, or be deemed by virtue of certain attribution provisions of the Code to own, in excess of 9.9% in value or in number of shares (whichever is more restrictive) of our issued and outstanding equity securities (including the Series A Preferred Stock), then, except in certain instances, we will redeem the requisite number of shares of Series A Preferred Stock of that holder such that the holder will not own or be deemed by virtue of such attribution provisions of the Code to own, subsequent to the redemption, in excess of 9.9% in value or in number of shares (whichever is more restrictive) of our issued and outstanding equity securities.

We will mail to each record holder of Series A Preferred Stock, a notice of optional redemption no less than 30 days nor more than 60 days prior to the redemption date. We will send the notice to the address, as shown on our share transfer books. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice will state the following:

●	the date fixed for redemption thereof, which we refer to as the redemption date;

●	the redemption price;

●	the total number of shares of Series A Preferred Stock to be redeemed (and, if less than all the shares held by any holder are to be redeemed, the number of shares to be redeemed from such holder);

●	the place or places where the shares of Series A Preferred Stock are to be surrendered for payment, together with the certificates, if any, representing such shares (duly endorsed for transfer) and any other documents we require in connection with such redemption; and

●	that dividends on the Series A Preferred Stock to be redeemed will cease to accrue on the redemption date.

The redemption price of the shares of Series A Preferred Stock to be redeemed will then be paid to or on the order of the person whose name appears in our stock ledger as the owner of such shares.

From and after the redemption date (unless we fail to pay or set aside the redemption price):

●	all dividends on the Series A Preferred Stock designated for redemption will cease to accrue;

●	all rights of the holders of the Series A Preferred Stock designated for redemption, except the right to receive the redemption price, will cease and terminate;

●	the Series A Preferred Stock designated for redemption may not thereafter be transferred except with our consent; and

●	the Series A Preferred Stock designated for redemption will not be deemed to be outstanding for any purpose whatsoever.

Notwithstanding the foregoing, unless full cumulative dividends on all outstanding Series A Preferred Stock have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the cash payment of the dividends has been set apart for payment for all past dividend periods, no shares of Series A Preferred Stock may be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed. Unless full cumulative dividends on all outstanding Series A Preferred Stock have been paid or declared and a sum sufficient for the cash payment of the dividends has been set apart for payment for all past dividend periods, we will not purchase or otherwise acquire directly or indirectly any Series A Preferred Stock (except by exchange for our equity securities ranking as to dividend rights and liquidation preference junior to the Series A Preferred Stock or except pursuant to the provisions of our charter relating to ownership limits and restrictions on transfer of our stock). So long as no dividends on Series A Preferred Stock for any past dividend period are in arrears, we shall, subject to the foregoing, be entitled at any time and from time to time to repurchase Series A Preferred Stock in open-market transactions duly authorized by our Board of Trustees and effected in compliance with applicable laws. However, these requirements will not prevent our purchase or acquisition of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Stock or our redemption of Series A Preferred Stock pursuant to the provisions of our charter relating to ownership limits and restrictions on transfer of our stock.

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All shares of the Series A Preferred Stock that we redeem or repurchase will be retired and restored to the status of authorized but unissued shares of common stock, without designation as to series or class.

Special Optional Redemption

During any period of time (whether before, on or after February 28, 2019) that both (i) the Series A Preferred Stock is not listed on the NYSE MKT, the NYSE, NASDAQ or an exchange or quotation system that is a successor to the NYSE MKT, the NYSE or NASDAQ and (ii) we are not subject to the reporting requirements of the Exchange Act, but any Series A Preferred Stock is outstanding (such combination of circumstances a “Delisting Event”), we will have the option to redeem the outstanding Series A Preferred Stock, in whole and not in part, within 90 days after any such Delisting Event, for a redemption price of $25.00 per share plus all dividends accrued and unpaid (whether or not declared) to, but not including, the redemption date (unless the redemption date is after a record date for a Series A Preferred Stock declared dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in the redemption price), upon the giving of notice, as provided below.

In addition, upon the occurrence of a Change of Control (as defined below), we may, at our option, redeem the Series A Preferred Stock, in whole and not in part, and within 120 days after any such Change of Control occurred, by paying $25.00 per share plus all dividends accrued and unpaid (whether or not declared) on the Series A Preferred Stock to, but not including, the date of redemption (unless the redemption date is after a record date for a Series A Preferred Stock declared dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in the redemption price). If, prior to the Delisting Event Conversion Date or Change of Control Conversion Date (each as defined below), as applicable, we provide notice of redemption with respect to the Series A Preferred Stock (whether pursuant to our optional redemption right or our special optional redemption right), Series A Preferred Stockholders will not have the conversion right described below under “—Conversion Rights.”

Notwithstanding the foregoing, we shall not have the right to redeem the Series A Preferred Stock (x) upon any Delisting Event occurring in connection with a transaction set forth in the first bullet point of the definition of Change of Control unless such Delisting Event also constitutes a Change of Control or (y) with respect to any Delisting Event or Change of Control occurring in connection with a transaction (an “Affiliate Transaction”) with, or by, any person (as defined below) who prior to such transaction is an affiliate of the Company.

We will mail to each record holder of the Series A Preferred Stock, a notice of redemption no less than 30 days nor more than 60 days prior to the redemption date. We will send the notice to the address, as shown on our share transfer books. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice will state the following:

●	the redemption date;

●	the redemption price;

●	the total number of shares of Series A Preferred Stock to be redeemed;

●	the place or places where the shares of Series A Preferred Stock are to be surrendered for payment, together with the certificates, if any, representing such shares (duly endorsed for transfer) and any other documents we require in connection with such redemption;

●	that the Series A Preferred Stock is being redeemed pursuant to our special optional redemption right, and, as applicable, if in connection with the occurrence of a Change of Control, a brief description of the transaction or transactions constituting such Change of Control;

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●	that holders of the Series A Preferred Stock to be redeemed will not be able to tender such Series A Preferred Stock for conversion in connection with the Delisting Event or Change of Control, as applicable, and each Series A Preferred Stock tendered for conversion that is selected, prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, for redemption will be redeemed on the related date of redemption instead of converted on the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable; and

●	that dividends on the Series A Preferred Stock to be redeemed will cease to accrue on the redemption date.

If we redeem fewer than all of the outstanding shares of Series A Preferred Stock, the notice of redemption mailed to each holder will also specify the number of shares of Series A Preferred Stock that we will redeem from such holder. We will determine the number of outstanding shares of Series A Preferred Stock to be redeemed on a pro rata basis, by lot or by any other equitable method we may choose that will not result in a violation of the ownership limits and restrictions on transfer of our stock contained in our charter.

If (i) we have given a notice of redemption, (ii) we have set aside sufficient funds for the redemption of the shares of Series A Preferred Stock called for redemption and (iii) irrevocable instructions have been given to pay the redemption price and all applicable accrued and unpaid dividends, then from and after the redemption date, those shares of Series A Preferred Stock will no longer be outstanding, no further dividends will accrue on them and all other rights of the holders of those shares of Series A Preferred Stock will terminate, except the right to receive the redemption price, without interest.

A “Change of Control” occurs when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing

●	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our stock entitling that person to exercise more than 50% of the total voting power of all outstanding shares of our stock entitled to vote generally in the election of trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

●	following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE MKT, the NYSE, NASDAQ or an exchange or quotation system that is a successor to the NYSE MKT, the NYSE or NASDAQ.

All shares of the Series A Preferred Stock that we redeem or repurchase will be retired and restored to the status of authorized but unissued shares of common stock, without designation as to series or class.

Conversion Rights

Upon the occurrence of a Delisting Event or a Change of Control, as applicable, each holder of Series A Preferred Stock will have the right, unless prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, we provide notice of our election to redeem such shares of Series A Preferred Stock as described under “— Optional Redemption” or “—Special Optional Redemption,” to convert all or part of the shares of Series A Preferred Stock held by such holder (the “Delisting Event Conversion Right” or “Change of Control Conversion Right”, as applicable) on the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, into a number of shares of common stock per share of Series A Preferred Stock (the “Common Stock Conversion Consideration”) equal to the lesser of:

●	the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock to be converted plus the amount of any accrued and unpaid dividends (whether or not declared) to, but not including, the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable (unless the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, is after a record date for a Series A Preferred Stock declared dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend to be paid on such dividend payment date will be included in this sum), by (ii) the Common Stock Price, as defined below (such quotient, the “Conversion Rate”); and

●	5, which we refer to as the “Share Cap.”

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The Share Cap will be subject to pro rata adjustments for any share splits (including those effected pursuant to a common stock dividend), subdivisions or combinations (in each case, a “Share Split”) with respect to shares of our common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of our common stock that is equivalent to the product of (i) the Share Cap in effect immediately prior to such Share Split multiplied by (ii) a fraction, the numerator of which is the number of shares of our common stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of our common stock outstanding immediately prior to such Share Split.

In the case of a Delisting Event or Change of Control pursuant to, or in connection with, which shares of our common stock will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of shares of Series A Preferred Stock will receive upon conversion of such Series A Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive had such holder held a number of shares of our common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Delisting Event or Change of Control (the “Alternative Conversion Consideration”; and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Delisting Event or Change of Control, is referred to as the “Conversion Consideration”).

If the holders of shares of our common stock have the opportunity to elect the form of consideration to be received in connection with the Delisting Event or Change of Control, the Conversion Consideration that holders of the Series A Preferred Stock will receive will be the form of consideration elected by the holders of a plurality of the shares of common stock held by stockholders who participate in the election and will be subject to any limitations to which all holders of shares of common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in connection with the Delisting Event or Change of Control.

We will not issue fractional common shares upon the conversion of our Series A Preferred Stock. Instead, we will pay the cash value of such fractional shares.

Within 15 days following the occurrence of a Delisting Event or Change of Control, we will provide to holders of record of outstanding shares of Series A Preferred Stock a notice of occurrence of the Delisting Event or Change of Control that describes the resulting Delisting Event Conversion Right or Change of Control Conversion Right, as applicable. This notice will state the following:

●	the events constituting the Delisting Event or Change of Control;

●	the date of the Delisting Event or Change of Control;

●	the last date on which the holders of shares of Series A Preferred Stock may exercise their Delisting Event Conversion Right or Change of Control Conversion Right, as applicable;

●	the method and period for calculating the Common Stock Price;

●	the “Delisting Event Conversion Date” or “Change of Control Conversion Date,” as applicable, which will be a business day fixed by our Board of Trustees that is not fewer than 20 or more than 35 days following the date of the notice;

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●	that if, prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, we provide notice of our election to redeem all or any portion of the shares of Series A Preferred Stock, whether pursuant to our special optional redemption right or our optional redemption right, you will not have any right to convert the shares holders of Series A Preferred Stock so called for redemption and such shares of Series A Preferred Stock will be redeemed on the related redemption date, even if they have already been tendered for conversion pursuant to the Delisting Event Conversion Right or Change of Control Conversion Right, as applicable;

●	the type and amount of Alternative Conversion Consideration entitled to be received per share of Series A Preferred Stock;

●	the name and address of the paying agent and the conversion agent; and

●	the procedures that the holders of shares of Series A Preferred Stock must follow to exercise the Delisting Event Conversion Right or Change of Control Conversion Right, as applicable.

We will issue a press release for publication on or by Dow Jones & Company, Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public) containing the information stated in such a notice, and post such a notice on our website, in any event prior to the opening of business on the first business day following any date on which we provide the notice described above to the holders of record of Series A Preferred Stock.

To exercise the Delisting Event Conversion Right or Change of Control Conversion Right, as applicable, a holder of record of Series A Preferred Stock will be required to deliver, on or before the close of business on the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, the certificates, if any, representing any certificated shares of Series A Preferred Stock to be converted, duly endorsed for transfer, together with a completed written conversion notice and any other documents we reasonably require in connection with such conversion, to our conversion agent. The conversion notice must state:

●	the relevant Delisting Event Conversion Date or Change of Control Conversion Date, as applicable; and

●	the number of shares of Series A Preferred Stock to be converted.

The “Common Stock Price” for any Change of Control will be (i) if the consideration to be received in the Change of Control by holders of shares of our common stock is solely cash, the amount of cash consideration per share of common stock, and (ii) if the consideration to be received in the Change of Control by holders of shares of our common stock is other than solely cash, the average of the closing price per share of our common stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control. The “Common Stock Price” for any Delisting Event will be the average of the closing price per share of our common stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the Delisting Event.

Holders of Series A Preferred Stock may withdraw any notice of exercise of a Delisting Event Conversion Right or Change of Control Conversion Right, as applicable, in whole or in part, by a written notice of withdrawal delivered to our conversion agent prior to the close of business on the business day prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable. The notice of withdrawal must state:

●	the number of withdrawn shares of Series A Preferred Stock;

●	if certificated shares of Series A Preferred Stock have been tendered for conversion and are being withdrawn, the certificate numbers of such certificated shares of Series A Preferred Stock; and

●	the number of shares of Series A Preferred Stock, if any, which are still to be converted.

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Notwithstanding the foregoing, if the Series A Preferred Stock are held in global form, the conversion notice and the notice of withdrawal, as applicable, must comply with applicable procedures of The Depository Trust Company (DTC).

Shares of Series A Preferred Stock as to which the Delisting Event Conversion Right or Change of Control Conversion Right, as applicable, has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Delisting Event Conversion Right or Change of Control Conversion Right on the applicable Delisting Event Conversion Date or Change of Control Conversion Date, unless prior to the applicable Delisting Event Conversion Date or Change of Control Conversion Date we provide notice of our election to redeem such shares of Series A Preferred Stock, whether pursuant to our optional redemption right or our special optional redemption right. If we elect to redeem shares of Series A Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, such shares of Series A Preferred Stock will not be so converted, the holders of such shares will not have any right to convert such shares and the holders of such shares will be entitled to receive on the applicable redemption date the redemption price for such shares.

We will deliver amounts owing upon conversion no later than the third business day following the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable.

In connection with the exercise of any Delisting Event Conversion Right or Change of Control Conversion Right, as applicable, we will comply with all U.S. federal and state securities laws and stock exchange rules in connection with any conversion of shares of Series A Preferred Stock into shares of common stock.

These Change of Control and Delisting Event conversion and redemption features may make it more difficult for or discourage a party from taking over our company. See “Risk Factors— The change of control conversion and delisting conversion features may not adequately compensate a holder upon a Change of Control, and the change of control conversion, delisting conversion and redemption features of the Series A Preferred Stock may make it more difficult for a party to take over our company or may discourage a party from taking over our company.”

Except as provided above in connection with a Delisting Event or Change of Control, the Series A Preferred Stock is not convertible into or exchangeable for any other property or securities. Notwithstanding any other provision of our Series A Preferred Stock, no holder of our Series A Preferred Stock will be entitled to convert such Series A Preferred Stock into shares of our common stock to the extent that receipt of such shares of common stock would cause such holder (or any other person) to exceed the ownership limits and restrictions on transfer of our stock contained in our charter. For further information regarding the limits on ownership and transfer restrictions applicable to our stock, see “–Ownership Limits and Restrictions on Transfer.”

Voting Rights

Except as described below, holders of Series A Preferred Stock have no voting rights. On any matter in which the Series A Preferred Stock may vote (as expressly provided in our charter), each share of Series A Preferred Stock shall entitle the holder thereof to cast one vote.

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If dividends on the Series A Preferred Stock are not paid, whether or not declared, for six or more quarterly periods, whether or not these quarterly periods are consecutive, holders of Series A Preferred Stock (voting separately as a class with any other series of preferred stock ranking equal to the Series A Preferred Stock as to dividends and upon liquidation and upon which like voting rights have been conferred and are exercisable, which we refer to as “voting preferred stock”) will be entitled to vote, at any special meeting called by our secretary at the request of holders of record of at least 10% of the outstanding shares of Series A Preferred Stock and any such series of voting preferred stock (unless such request is received fewer than 90 days before our next annual meeting of stockholders at which such vote shall occur) and at each annual meeting of stockholders, for the election of two additional trustees to serve on our Board of Trustees. The right of holders of Series A Preferred Stock to vote in the election of such trustees will terminate when all dividends accumulated on the outstanding shares of Series A Preferred Stock for all past dividend periods shall have been fully paid or declared and a sum sufficient for the cash payment thereof set aside for payment. Unless the number of our trustees has previously been increased pursuant to the terms of any series of voting preferred stock with which the holders of Series A Preferred Stock are entitled to vote together as a single class in the election of such trustees, the number of our trustees will automatically increase by two at such time as holders of Series A Preferred Stock become entitled to vote in the election of two additional trustees. Unless shares of voting preferred stock remain outstanding and entitled to vote in the election of such trustees, the term of office of such trustees will terminate, and the number of our trustees will automatically decrease by two, when all dividends accumulated for past dividend periods on the Series A Preferred Stock have been fully paid or declared and a sum sufficient for the cash payment thereof set aside for payment. If the rights of holders of Series A Preferred Stock to elect the two additional trustees terminate after the record date for the determination of holders of shares of Series A Preferred Stock entitled to vote in any election of such trustees but before the closing of the polls in such election, holders of Series A Preferred Stock outstanding as of such record date will not be entitled to vote in such election of trustees. The right of the holders of Series A Preferred Stock to elect the additional trustees will again vest if and whenever dividends are not paid for six quarterly periods, as described above. In no event will the holders of Series A Preferred Stock be entitled to nominate or elect an individual as a trustee, and no individual shall be qualified to be so nominated for election or to so serve as a trustee, if the individual’s service as a trustee would cause us to fail to satisfy a requirement relating to director independence of any national securities exchange on which any class or series of our stock is listed. In class votes with shares of other series of voting preferred stock, shares of different classes or series shall vote in proportion to the liquidation preference of the shares.

The additional trustees will be elected by a plurality of the votes cast in the election of such trustees, and each such trustee will serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies, or until such trustee’s term of office terminates as described above. Any trustee elected by the holders of Series A Preferred Stock and any series of voting preferred stock may be removed only by a vote of the holders of a majority of the outstanding shares of Series A Preferred Stock and all series of voting preferred stock with which the holders of Series A Preferred Stock are entitled to vote together as a single class in the election of such trustees. At any time that the holders of Series A Preferred Stock are entitled to vote in the election of the two additional trustees, holders of Series A Preferred Stock will be entitled to vote in the election of a successor to fill any vacancy on our Board of Trustees that results from the removal of such a trustee.

At any time that holders of Series A Preferred Stock have the right to elect two additional trustees as described above but such trustees have not been elected, our secretary must call a special meeting for the purpose of electing the additional trustees upon the written request of the holders of record of 10% of the outstanding shares of Series A Preferred Stock and all series of voting preferred stock with which the holders of Series A Preferred Stock are entitled to vote together as a single class with respect to the election of such trustees, unless such a request is received less than 90 days before the date fixed for the next annual meeting of our stockholders, in which case, the additional trustees may be elected at such annual meeting.

Any amendment, alteration, repeal or other change to any provision of our charter, including the supplementary articles setting forth the terms of the Series A Preferred Stock (whether by merger, consolidation, transfer or conveyance of all or substantially all of our assets or otherwise) that would materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock must be approved by the affirmative vote of at least 66 2/3% of the votes entitled to be cast by the holders of Series A Preferred Stock and any other series of voting preferred stock entitled to vote together with the holders of Series A Preferred Stock on the matter, voting together as a single class. In addition, the creation, issuance or increase in the authorized number of shares of any class or series of stock having a preference as to dividends or other distributions, whether upon liquidation, dissolution or otherwise, that is senior to the Series A Preferred Stock (or any equity securities convertible or exchangeable into any such shares) requires approval by the affirmative vote of at least 66 2/3% of the votes entitled to be cast by the holders of Series A Preferred Stock and any other series of voting preferred stock entitled to vote together with the holders of Series A Preferred Stock on the matter, voting together as a single class.

The following actions will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock:

●	any increase or decrease in the number of authorized shares of common stock or preferred stock of any series or the classification or reclassification of any unissued shares, or the creation or issuance of equity securities, of any class or series ranking, as to dividends or liquidation preference, equal to, or junior to, the Series A Preferred Stock; or

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●	any amendment, alteration or repeal or other change to any provision of our charter, including the supplementary articles setting forth the terms of the Series A Preferred Stock, as a result of a merger, consolidation, transfer or conveyance of all or substantially all of our assets or other business combination, if the Series A Preferred Stock (or stock into which the Series A Preferred Stock has been converted in any successor person or entity to us) remain outstanding with the terms thereof unchanged in all material respects or are exchanged for stock of the successor person or entity with substantially identical rights, taking into account that, upon the occurrence of an event described in this bullet point, we may not be the surviving entity. Furthermore, if the holders of the Series A Preferred Stock receive the greater of the full trading price of the Series A Preferred Stock on the last date prior to the first public announcement of an event described in this bullet point or the $25.00 liquidation preference per share of Series A Preferred Stock plus accrued and unpaid dividends (whether or not declared) to, but not including, the date of such event, pursuant to the occurrence of any of the events described in this bullet point (other than an Affiliate Transaction), then such holders will not have any voting rights with respect to the events described in this bullet point.

The voting provisions above will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required would occur, we have redeemed or called for redemption upon proper procedures all outstanding shares of Series A Preferred Stock.

No Maturity, No Sinking Fund

The Series A Preferred Stock has no stated maturity date and will not be subject to any sinking fund.

Ownership Limits and Restrictions on Transfer

In order to allow us to maintain our qualification as a REIT for federal income tax purposes, ownership and transfer by any person of our outstanding equity securities is restricted in our charter. All certificates representing shares of Series A Preferred Stock will include a legend regarding such restrictions.

To qualify as a REIT under the Code, we must satisfy a number of statutory requirements, including a requirement that no more than 50% in value of our outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals (as defined by the Code to include certain entities) during the last half of a taxable year. Our capital stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year.

Under our charter, the trustees may redeem shares or restrict transfers of shares when the trustees, in good faith, believe that such redemption or restriction is necessary to prevent disqualification of REIT status. Additionally, our charter prohibits any transfer of shares of our stock or any other change in our capital structure that would result in:

●	any person directly or indirectly acquiring beneficial or constructive ownership of more than 9.9% (in value or number of shares, whichever is more restrictive) of the outstanding shares of our stock;

●	outstanding shares of our stock being beneficially owned by fewer than 100 persons;

●	us being “closely held” within the meaning of Section 856 of the Code; or

●	us otherwise failing to qualify as a REIT under the Code.

Our charter requires that any person who acquires or attempts to acquire shares of our stock, in violation of these restrictions, which we refer to as the ownership limits, give at least 15 days’ prior written notice to us. If any person attempts to effect a transfer of shares of our stock, or attempts to cause any other event to occur, that would result in a violation of the ownership limits, then:

●	(i) that number of shares the beneficial ownership or constructive ownership of which otherwise would cause such person to violate the ownership limits shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in our charter, effective as of the close of business on the business day prior to the date of such transfer, and such person shall acquire no rights in such shares; or (ii) if the transfer to the Charitable Trust described in clause (i) of this sentence would not be effective for any reason to prevent the violation of the ownership limits, then the transfer of that number of shares that otherwise would cause a violation of the ownership limits shall be void ab initio, and the intended transferee shall acquire no rights in such shares.

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●	our Board of Trustees may take any action it deems advisable to refuse to give effect to, or to prevent, any such attempted transfer or other event, including, without limitation, causing us to redeem the shares, refusing to give effect to such transfer on our books or instituting proceedings to enjoin such transfer or other event; provided however, than any transfer or attempted transfer in violation of the ownership limits shall automatically result in the transfer to the Charitable Trust described above and, where applicable, such Transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Board of Trustees or a committee thereof.

Shares held by the Charitable Trustee shall be issued and outstanding shares of ours. The violating transferee shall have no rights in the shares held by the Charitable Trustee. The violating transferee shall not benefit economically from ownership of any shares held in trust by the Charitable Trustee, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares held in the Charitable Trust. The violating transferee shall have no claim, cause of action, or any other recourse whatsoever against the purported transferor of such shares.

Every holder of more than 2% of the number or value of outstanding shares of our Series A Preferred Stock must give written notice to us stating the name and address of such owner, the number of shares of stock beneficially or constructively owned and a description of the manner in which the shares are owned. Our Board of Trustees may, in its sole and absolute discretion, exempt certain persons from the ownership limitations contained in our charter if ownership of shares of capital stock by such persons would not disqualify us as a REIT under the Code.

Further Issuances

We may create and issue additional shares of Series A Preferred Stock ranking equally with the Series A Preferred Stock, so that such additional shares of Series A Preferred Stock will form a single series with the Series A Preferred Stock offered and will have the same terms.

Conversion

The Series A Preferred Stock will not be convertible into or exchangeable for any other property or securities, except as provided under “—Conversion Rights.”

Information Rights

During any period in which we are not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any shares of Series A Preferred Stock are outstanding, we will (i) transmit by mail or other permissible means under the Exchange Act to all holders of Series A Preferred Stock as their names and addresses appear in our record books and without cost to such holders, copies of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject thereto (other than any exhibits that would have been required) within 15 business days after the respective dates by which we would have been required to file such reports with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act and (ii) within 15 business days following written request, supply copies of such reports to any prospective holder of the Series A Preferred Stock.

Exchange Listing

Series A Preferred Stock is traded on the NYSE American under the ticker “PW.A.”

Registrar, Transfer Agent and Disbursing Agent

The registrar, transfer agent and disbursing agent for dividends and other distributions in respect of our Series A Preferred Stock is Broadridge Corporate Issuer Solutions, Inc.

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